UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

In the Matter of:
DOLET HILLS LIGNITE COMPANY, LLC
SOUTHWESTERN ELECTRIC POWER COMPANY	CERTIFICATE OF
1 Riverside Plaza	NOTIFICATION
Columbus, Ohio 43215	No. 2

(File No. 70-10252)
PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

THIS IS TO CERTIFY THAT, DOLET HILLS LIGNITE COMPANY, LLC (“Dolet Hills”) and SOUTHWESTERN ELECTRIC POWER COMPANY (“SWEPCo”), in accordance with the terms and conditions of, and for the purposes represented by, the Application - Declaration herein and the Order of the Securities and Exchange Commission with respect thereto, dated January 19, 2004, HCAR No. 35-27939, have carried out the transactions set forth below:

On May 20, 2005, the Board of Directors of Dolet Hills Lignite Company, LLC authorized the payment of a $195,004.16 dividend out of paid-in capital to Southwestern Electric Power Company. Such dividend was paid on May 20, 2005.

Dolet Hills and SWEPCo will file a “past tense” opinion of counsel as to all the transactions authorized by the aforementioned Order of the Commission in this proceeding at the time the last of such transactions has been carried out.

DOLET HILLS LIGNITE COMPANY, LLC

By: /s/ Stephen T. Haynes
Assistant Treasurer

SOUTHWESTERN ELECTRIC POWER COMPANY

By: /s/ Stephen T. Haynes
Assistant Treasurer

Dated: May 24, 2005